MARTI TECHNOLOGIES, INC.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

August 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Eddie Kim

Re:	Marti Technologies, Inc.
Registration Statement on Form F-3
File No. 333-289486

To the addressees set forth above:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 20, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Marti Technologies, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Mayme Donohue of Hunton Andrews Kurth LLP, counsel to the Company, at (804) 787-8021, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Marti Technologies, Inc.

By:	/s/ Oguz Alper Öktem
Name:	Oguz Alper Öktem
Title:	Chief Executive Officer